KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Northgate Minerals Corporation

We consent to the use of:

  Our Independent Auditors' Report of Registered Public Accounting Firm dated March 28, 2011 on the consolidated balance sheets of Northgate Minerals Corporation (the “Corporation”) as at December 31, 2010 and 2009 and the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended (the “Financial Statement Report”); and

  our Report of Independent Registered Public Accounting Firm dated March 28, 2011 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010;

each of which is included in this annual report on Form 40-F of the Corporation for the year ended December 31, 2010.

We also consent to the incorporation by reference of the Financial Statement Report in the Registration Statement (No. 333-167487) on Amendment No. 1 to Form F-10 of the Corporation.

/s/ KPMG LLP

Chartered Accountants
Vancouver, Canada
March 28, 2011

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.